EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2012
Excluding interest on deposits
Income before income tax expense	$28,917
Fixed charges:
Interest expense	8,498
One-third of rents, net of income from subleases (a)	554
Total fixed charges	9,052
Add: Equity in undistributed loss of affiliates	172
Income before income tax expense and fixed charges, excluding capitalized interest	$38,141
Fixed charges, as above	$9,052
Preferred stock dividends (pre-tax)	906
Fixed charges including preferred stock dividends	$9,958
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.83
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$9,958
Add: Interest on deposits	2,655
Total fixed charges including preferred stock dividends and interest on deposits	$12,613
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$38,141
Add: Interest on deposits	2,655
Total income before income tax expense, fixed charges and interest on deposits	$40,796
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.23

(a)	The proportion deemed representative of the interest factor.